UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-33356)

________________

Gafisa S.A.

(Exact name of registrant as specified in its charter)

Gafisa S.A.

(Translation of Registrant's name into English)

_________________

Av. Nações Unidas No. 8,501, 19th Floor

05425-070 – São Paulo, SP – Brazil

 (Address of principal executive office)

_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X          Form 40-F _____

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes _____     No      X

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____    No      X

GAFISA FILES FORM 20-F FOR THE YEAR 2016 AND POSTS THE DOCUMENT ON THE COMPANY’S WEBSITE

São Paulo, April 28, 2017 - GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa” or, including all its subsidiaries, the “Company’) hereby informs its shareholders and the market in general that its Form 20-F for the year 2016 was filed on April 28, 2017 with the U.S. Securities Exchange Commission (SEC) and is available on Gafisa’s Investor Relations website at the following address: www.gafisa.com.br/ir.

The Company's shareholders may receive a hard copy of the Audited Financial Statements, free of charge, upon request.

Additional information can be obtained from Gafisa’s Investor Relations Department by phone (11) 3025-9242 or by email at ri@gafisa.com.br.

São Paulo, April 28, 2017.

Gafisa S.A.

André Bergstein

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2017

Gafisa S.A.

By:	/s/ Sandro Rogério da Silva Gamba
Name: Sandro Rogério da Silva Gamba Title: Chief Executive Officer